Aradigm Corporation

3929 Point Eden Way

Hayward, CA 94545

November 28, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aradigm Corporation

Request to Withdraw Registration Statement on Form S-1, as amended

File No. 333-221352

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aradigm Corporation, a California corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-221352), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 3, 2017.

The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the previously proposed public offering of its shares of common stock under the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold or will be sold under the Registration Statement or in connection with the previously proposed offering thereunder. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements that the Company may file with the Commission.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or e-mail Jon Layman at (650) 463-4024 or jon.layman@hoganlovells.com.

[Signature page follows]

Very truly yours,

Aradigm Corporation

By:	/s/ John M. Siebert
John M. Siebert
Executive Chairman, Interim Principal Executive Officer, and Acting Principal Financial Officer